UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AV HOMES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

4.50% Convertible Senior Notes due 2024	053494 AE0 and 053494 AF7
(Title of Class of Securities)	(CUSIP Numbers of Class of Securities)

Dave M. Gomez

Executive Vice President, General Counsel and Corporate Secretary

AV Homes, Inc.

8601 North Scottsdale Road, Suite 225

Scottsdale, Arizona 85253

(480) 214-7400

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Dawn Holicky Pruitt

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402

(612) 766-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,402,000	$695.78

*	The transaction value is estimated only for purposes of calculating the filing fee. The purchase price of the 4.50% Convertible Senior Notes due 2024 (the “Notes”), as described herein, is equal to 100% of the principal amount of the Notes. As of September 30, 2013, there was $5,402,000 aggregate principal amount of the Notes outstanding, resulting in an aggregate maximum purchase price of $5,402,000.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $128.80 per $1,000,000 of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$695.78
Form or Registration No.:	Schedule TO-I
Filing party:	AV Homes, Inc.
Date filed:	February 27, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 4 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”), by AV Homes, Inc. (the “Company”) with respect to the right of each holder (a “Holder”) to require the Company to repurchase the Company’s 4.50% Convertible Senior Notes due 2024 (the “Notes”) as set forth in the Company Notice for 4.50% Convertible Senior Notes due 2024, dated February 27, 2014 (the “Company Notice”), and the related notice materials filed as exhibits to the Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Repurchase Right”).

This Amendment No. 4 amends and supplements the Schedule TO as follows:

Items 1 and 4. Summary Term Sheet and Terms of the Transaction.

Section 1 (Summary Term Sheet—If I surrender my Notes, when will I receive payment for them?) and Section 5 (Payment for Surrendered Notes) are each amended to read as follows: “We will forward to the Paying Agent the appropriate amount of cash required to pay the Repurchase Price for the surrendered Notes prior to 10:00 a.m., New York City time, on April 1, 2014. The Paying Agent will promptly distribute the cash to DTC, the sole record holder, for the Notes that were validly delivered prior to 5:00 p.m., New York City time, on the Repurchase Deadline and not validly withdrawn prior to 5:00 p.m., New York City time, on the Withdrawal Deadline. DTC will thereafter distribute the cash to its participants in accordance with its procedures.”

Section 12 (Additional Information) of the Company Notice is amended to incorporate by reference the Company’s Annual Report on Form 10-K filed with the SEC on March 17, 2014.

Item 12. Exhibits.

Section	Description

(a)(1)	Company Notice for 4.50% Convertible Senior Notes due 2024, dated February 27, 2014.*

(a)(1)	Company Notice for 4.50% Convertible Senior Notes due 2024, dated February 27, 2014.*

(a)(5)	Press Release, dated February 27, 2014.*

(a)(5)	Press Release, dated March 6, 2014.*

(a)(5)	Press Release, dated March 17, 2014.

(b)	None.

(d)(1)	Indenture, dated as of March 30, 2004, by and between the Company and The Bank of New York Mellon Trust Company, National Association (as successor in interest to JPMorgan Chase Bank), as trustee (incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on May 6, 2004).

(d)(2)	Form of Global Security representing the Notes (included as part of the Indenture noted in Section (d)(1)).

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AV HOMES, INC.

By:	/s/ Roger A. Cregg
Name:	Roger A. Cregg
Title:	Director, President and Chief Executive Officer

Date: March 17, 2014

EXHIBIT INDEX

Exhibit	Section	Description

99.1	(a)(1)	Company Notice for 4.50% Convertible Senior Notes due 2024, dated February 27, 2014.*

99.2	(a)(5)	Press Release, dated February 27, 2014.*

—	(b)	None.

99.3	(d)(1)	Indenture, dated as of March 30, 2004, by and between the Company and The Bank of New York Mellon Trust Company, National Association (as successor in interest to JPMorgan Chase Bank), as trustee (incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on May 6, 2004).

99.4	(d)(2)	Form of Global Security representing the Notes (included as part of Exhibit 99.3).

—	(g)	None.

—	(h)	None.

99.5	(a)(1)	Company Notice for 4.50% Convertible Senior Notes due 2024, dated February 27, 2014.*

99.6	(a)(5)	Press Release, dated March 6, 2014.*

99.7	(a)(5)	Press Release, dated March 17, 2014.

*	Previously filed.

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